Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

October 19, 2004

Item 3

News Release

The press release was issued on October 19, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market

News.

Item 4

Summary of Material Change

The Company announced an independent resource estimate from the Bisha volcanogenic massive sulphide deposit in Eritrea.  This estimate is based on 310 diamond and 42 reverse circulation drill holes covering a strike length of 1,200 metres and to depths varying from surface to 375 metres.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

October 19, 2004

NEVSUN RESOURCES LTD.

Per: __"Maureen Carse"______

                   Maureen D. Carse

       Corporate Secretary

N E W S R E L E A S E

INDEPENDENT RESOURCE ESTIMATE CONFIRMS

 LARGE TONNAGE, HIGH-GRADE VMS DEPOSIT AT

 BISHA PROJECT, ERITREA

October 18, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce an independent resource estimate from the Bisha volcanogenic massive sulphide deposit in Eritrea. This estimate is based on 310 diamond and 42 reverse circulation drill holes covering a strike length of 1,200 metres and to depths varying from surface to 375 metres.

This resource estimate was completed by AMEC, a major international engineering services company, and complies with National Instrument 43-101 requirements.

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. (See diagram in this release.) The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging 3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone (described later and in the tables) and a zinc-rich zone containing an Indicated  resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %
Indicated
Oxides	0.5g/t Au	4,984.1	6.51	30.00	0.10	0.08
Supergene Cu	0.5% Cu	7,644.8	0.46	35.56	3.47	0.87
Primary	2.0% Zn	1,711.5	0.74	29.59	0.97	3.07
Primary Zn	2.0% Zn	8,413.3	0.76	58.27	1.12	9.04
Total tonnes		22,753.7

Inferred
Oxides	0.5g/t Au	122.0	3.34	18.20	0.12	0.07
Supergene Cu	0.5% Cu	185.6	0.09	30.14	3.26	1.04
Primary	2.0% Zn	392.0	0.75	35.20	1.24	3.03
Primary Zn	2.0% Zn	5,150.9	0.70	59.67	0.84	8.28
Total tonnes		5,850.0

In addition there is an inferred resource totaling a further 5.85 million tonnes of oxide, supergene and primary resource as outlined in the table above.

Details of the Indicated and Inferred resources at various cut-off grades for the individual zones are listed below.

Oxide Zone using gold cut-off grades of  0.5 g/t and 1.0 g/t

* see below for a detailed description of individual rock types

Indicated	Cut-off Au g/t	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %	Contained Au Millions Oz
Fe Oxide	0.5	3,653.4	6.65	20.32	0.10	0.08	0.781
Acidified	0.5	709.6	8.35	108.05	0.09	0.03	0.190
Breccia	0.5	621.1	3.62	9.39	0.09	0.07	0.072
Total		4,984.1					1.043
Fe Oxide	1.0	3,469.5	6.97	20.79	0.10	0.08	0.778
Acidified	1.0	683.7	8.63	109.88	0.10	0.03	0.189
Breccia	1.0	519.1	4.19	10.65	0.09	0.07	0.069
Total		4,672.3					1.036

Supergene Copper Zone using a range of cut-off grades

	Cut-off % Cu	Tonnes (000’s)	Cu %	Au g/t	Ag g/t	Zn %	Contained Cu millions lbs
Indicated	0.25	8,105.2	3.30	0.44	34.52	0.86	589
Indicated	0.5	7,644.8	3.47	0.46	35.56	0.87	585
Indicated	1.0	6,453.1	3.97	0.50	38.69	0.91	564

Primary Sulphide Zone

The primary sulphides were broken down into two components, a primary zone and a primary Zn enriched zone.

Zone	Cut-off Zn %	Tonnes (000’s)	Zn %	Contained Zn Millions lb	Cu %	Contained Cu Millions lb	Au g/t	Ag g/t
Indicated
Primary	2.0	1,711.5	3.07	115	0.97	37	0.74	29.59
Primary Zn	2.0	8,413.3	9.04	1,680	1.12	207.7	0.76	58.27
Inferred
Primary	2.0	392.0	3.03		1.24		0.75	35.20
Primary Zn	2.0	5,150.9	8.28		0.84		0.70	59.67

Estimation Methodology

This resource model was created using industry standard methodologies conforming to the requirements set out in National Instrument 43-101.  The blocks grades were estimated within domains based on interpretation of geological parameters logged in drill holes.  A sectional spacing of 25 metres was used for the basic interpretations.  The sectional interpretations were subsequently rationalized in plan.  Solid (wireframe) models were created from these and became the basis for coding the block model.  Grades were estimated using Ordinary Kriging utilizing two passes and search neighborhoods conforming to the geological trend.  Capping of extreme grades was used to remove metal at risk as derived from analyses of the assay distributions.

Calibrated in the Indicated blocks of the model, approximately 7.5% of the Au, 2.5% of the Zn, 13.5% of the Ag and 3.6% of the Cu was removed by the capping process.  Bulk density was estimated by averaging the measurements from within the modeled mineralization zones.  AMEC used the following bulk density values for the resource estimation.

Rock type	Bulk Density (g/cm3)
Breccia	2.21
Fe oxide	3.32
Acidified	2.08
Supergene Cu	4.15
Primary Cu	4.39
Primary Zn	4.43

Variography and confidence limits analyses for grade estimation were used in conjunction with confidence in geological modeling and database integrity to develop resource classification criteria.  Indicated resources were defined by a nominal 25 metre spaced drill sampling grid.  Inferred resources were defined to be the remainder of the material within 50 metres of drilling.  Both the Indicated and Inferred material were restricted to the geologically interpreted mineralization domains.

The Bisha QA/QC program used to monitor the accuracy of the assay database was reviewed and verified by AMEC’s Qualified Person, Douglas Reddy, P.Geo.  Mr. Reddy made a site visit to the Bisha Property in May 2004. Geological modeling was completed by Nevsun and AMEC.  Resource modeling was carried out using Vulcan 3D Software by Maptek Pty Limited by Ken Brisebois, P.Eng. also of AMEC and the QP for the resource model. The geological model was formulated by Nevsun under the supervision of Bill Nielsen, P.Geo. Nevsun’s V.P. of Exploration.

Additional resource potential and future work

Not included in the above resource tabulations are areas of additional resource potential. A stringer sulphide zone located in the footwall of the primary sulphide zone contains significant base and precious metal values. Another wide-spread zone of mineralization consisting of disseminated copper sulphides in oxidized rocks has also been identified predominantly to the west of the Bisha Main Deposit. Holes such as B-111 that encountered 39 metres grading 1.08% Cu and B-87 that intersected 31.5 metres assaying 1.44% Cu are examples of this disseminated style of mineralization.

Nevsun has been under a stop work order from the Government of Eritrea since early September of this year. The Company looks forward to returning to work in order to advance the property to a final feasibility study once permission is given to restart the program. Initial metallurgical work has been completed, a baseline environmental study has been completed, hydrological studies have commenced and geotechnical work has commenced.

When work proceeds, a minor amount of drilling will be completed to infill near surface resources at the Bisha Main Deposit. This will involve approximately 1,500 metres of drilling. Some closer spaced drilling on sections 12.5 metres apart, involving about 4,000 meters of drilling, will also be completed in upcoming programs to supply a level of confidence to advance a significant portion of the resources into the Measured category.

Deeper drilling on the Bisha Main Zone will be completed to determine the overall extent of this major VMS deposit.

Nevsun also intends to drill off the NW Zone to a level that will allow the Company to determine the full potential of this deposit. Drilling of prime exploration targets such as Harena, located 9 km to the southwest of the Bisha Main Deposit, is also planned.

Drilling large diameter core (PQ) for metallurgical samples and geotechnical assessment of proposed pit walls are prime objectives of the next phase of drilling. Both are required to advance the project towards a feasibility study.

The Bisha Main Deposit remains open to the north and south as well as to depth. Additional drilling is required to define mineralization in these areas. At the south end of the deposit the massive sulphides plunge off steeply but significant widths of mineralization containing appreciable zinc values are present at depth.

BISHA MAIN

SIMPLIFIED MODEL OF MINERALIZATION

NEVSUN RESOURCES LTD

Depth	Description
0-35m	**Gold enriched oxide cap, overlying**
35-65m	**Supergene (copper enriched) massive sulphides containing gold and silver, overlying**
65->375m	**Primary massive sulphides containing significant copper and high grade zinc zones with appreciable gold and silver**

BISHA MAIN DEPOSIT
LOOKING WEST
Wireframe model for Sept 2004 resource
South open to depth and North open along strike

Acidified Oxide
Au
Oxide
Au
Open
300m
Supergene
Cu
Primary
Zn & Cu
Open
1200m
North

Nevsun Resources Ltd. is also developing its gold project in Mali. The Tabakoto Project in Mali is currently under construction with gold production scheduled for commencement in mid-2005. Nevsun is well funded to complete mine construction and further exploration of its projects.

Definitions:

Fe oxide        - vuggy, hematite enriched unit. Formerly a massive sulphide with sulphides altered to oxides

Acidified        - highly acidified rock composed largely of silica and clay minerals, very porous

Breccia          - mixture of angular fragments of iron oxide, quartz and country rock cemented in a finer grained matrix.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world metal markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Dr. John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu04-24doc	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com